

August 24, 2012

Mark Kaczynski, President and Director
Nissan Wholesale Receivables Corporation II
One Nissan Way
Franklin, TN 37067

> **Re:** **Nissan Wholesale Receivables Corporation II**
> **Registration Statement on Form S-3**
> **Filed August 1, 2012**
> **File No. 333-182980**

Dear Mr. Kaczynski:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement
Cover Page

1. Your fee table references "Asset-backed Notes and Certificates." We note that your registration statement appears to only contemplate the issuance of "Series Notes" and that your references to "Certificates" appear to relate to the depositor's interest that will not be offered under this registration statement. If true, please revise your fee table to delete your reference to certificates or advise.

Base Prospectus
Paired Series, page 46

2. We note that the Issuing Entity may issue a second, or paired series that is effectively supported by the same principal receivables as the initial series. Please revise your prospectus supplement to describe the purpose of a paired series issuance, under what circumstances the issuing entity may issue a paired series, the risks, if any, related to such an

issuance, how the paired series will work and whether any of the currently outstanding series are paired series.

Part II – Information Not Required in Prospectus
Item 17. Undertakings, page II-6

3. We note that you included the undertaking under Item 512(l) of Regulation S-K which addresses the filing of static pool information required by Item 1105 of Regulation AB on an Internet Web site. We note that the accommodation to file the information required by Item 1105 on an Internet Web site only applies for filings with respect to asset-backed securities filed on or before June 30, 2012. See Rule 312 of Regulation S-T. Please revise your registration statement to remove this undertaking or tell us why it is not appropriate for you to do so.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, you may contact Robert Errett at 202-551-3225, or me at 202-551-3313.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc: Angela M. Ulum, Esq.
        Mayer Brown LLP